December 20, 2024

Michael Lawless
Chief Executive Officer
Auddia Inc.
1680 38th Street, Suite 130
Boulder, Colorado 80301

        Re: Auddia Inc.
            Registration Statement on Form S-1
            Filed December 19, 2024
            File No. 333-283939
Dear Michael Lawless:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mitchell Austin at 202-551-3574 or Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   James Carroll